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                                                                  EXHIBIT (c)(6)

              C*ATS - Long Term Incentive Plan ("LTIP") Term Sheet

Preamble                -  The LTIP will be based on the profitability of the
                           new entity, MKI Risk, to be created from the combination of C*ATS and MKI's Global Manager/Risk
                           Vision operation.

                        - It is structured in the form of a deferred compensation plan in which awards earned can increase in value by reference to any rise in the Misys share price, all within a favorable tax environment.

                        - The shaded line on the attached LTIP Award Chart represents the expected level of Profits (as defined below) during the three year Term of the Plan. It follows that the anticipated pay-out from the plan is $8 million but could be as much as $20 million (both amounts struck before assuming credit from any investment return).

                        - The LTIP Awards are separate from and in addition to normal annual bonuses.

                        - The Plan is based on the Misys financial year ending May 31. This will also reflect the time of salary reviews which, save in exceptional circumstances, will thereafter take place annually.

Eligible Participants   Messrs. Beckstrom and Gilbert will participate in the
                        Pool and will select other key employees of C*ATS, with the consent of Misys, who will also participate in the Pool.

Term The amounts payable to the Pool under the LTIP will be determined over the three year period commencing June 1, 1999 and ending May 31, 2002. Each June 1 through May 31 during such period constitutes one of three "Plan Years". Actual payment of a Participant's Award, however, may be deferred until October 31, 2004.

Awards                  Participants will be granted an "Award" with respect to
                        the Pool. The Award will set forth the Participant's
                        allocable percentage ("Participation Level") of the
                        vested portion of the Pool.
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Calculation of          LTIP accruals will be determined based on the cumulative
Maximum LTIP Pool       pre-tax "Profits" (as defined below) of the GMRV/C*ATS
Accruals                business ("MKI Risk") for the relevant Plan Years. The
                        attached chart illustrates the different levels of pay-out dependent on varying performance achievements.

                        - Following Plan Year 1, provided that Profits equal or exceed $3,674,000 during Year 1, $1.6 million will be credited to the Pool. No amount will be credited to the Pool if Year 1 Profits fall below $3,674,000.

                        - Following Plan Years 2 and 3, the total amounts credited to the LTIP Pool (inclusive of any prior year's credit) will be the amounts set forth on the attached chart under the "Maximum Payout" column, opposite where the Cumulative Profits for such year falls (to be pro rated on a linear basis in the case of actual Cumulative Profits between such targets).

Vested Portion of       - Following Year 1, 20% of the amount (if any) credited
LTIP Pools              to the Pool (i.e., 20% of the Maximum Payout at 30%
                        Profits CAGR) will become vested.

                        - Following Year 2, the aggregate vested portion of the Pool (inclusive of the amount vested after Year 1) will equal the greater of (i) the amount vested after Year 1 or (ii) 40% of the amount under the "Maximum Payout" column, opposite where the Cumulative Profits for Year 2 falls (to be appropriately pro rated in the case of actual Cumulative Profits between the stated CAGR targets).

                        - Following Year 3, the aggregate vested portion of the Pool (inclusive of the amount vested after Year 2) will equal the greater of (i) the amount vested after Year 2 or (ii) 100% of the amount under the "Maximum Payout" column, opposite where the Cumulative Profits for Year 3 falls (to be pro rated on a linear basis in the case of actual Cumulative Profits between the stated CAGR targets).

                        - The vested portions of the Pool will be nonforfeitable.


                                        2
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Calculation of Profit   Profit (i.e., EBIT) shall be calculated (in $U.S.) based
                        on Misys GAAP as soon as is reasonably practicable following receipt by the C*ATS Board of the audited financial statements for the applicable period. LTIP Accruals will not be charged to Profits.

LTIP Payout             - A Participant may cash out his or her LTIP Award at
                        any time, based on the vested portion of the Pool at such time. However, by cashing out the LTIP Award, he/she will forfeit all rights to any subsequent LTIP accruals. A participant who cashes in his or her LTIP accrual will also forfeit the SAR feature described below.

                        - Generally, a Participant may not cash out a fractional portion of his or her Award. However, such fractional distributions may be permitted (at the sole discretion of the C*ATS Board) in the case of a Participant's demonstrated hardship and in such circumstances subsequent LTIP accruals will not be forfeited.

                        - All LTIP Payouts will include 5% simple interest from June 1, 1999 through the applicable payment date. Within 14 days following the determination of the final vested portion of the LTIP Pool after Year 3, all accrued interest will be paid out in cash. Thereafter, interest on LTIP Awards will continue to be paid on each November 30 and May 31 so long as the Participant continues to hold his Award.

                        - If not previously paid out (either directly, or upon exercise of the SAR described below), all LTIP Awards (including any unpaid interest) will be paid on October 31, 2004.


                                        3
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Option following Year   Commencing on June 1, 2003 as to 50% of a Participant's
Four to Redeem LTIP     LTIP Award, and June 1, 2004 as to the remaining 50%, a
Accruals based on the   Participant will have the right to redeem his or her
Appreciation of Misys   LTIP Award (excluding any simple interest that may have
shares (the "SAR")      accrued thereon) for a cash payment based on a portion
                        of the appreciation of Misys Ordinary Shares since the closing date of the Tender Offer (the "SAR"). The base price for the SAR will equal 125% of the closing price of a Misys Ordinary Share as of the closing date of the Tender Offer, expressed in Pounds Sterling (the "Base
                        Price"). Upon exercise of the SAR, a Participant will receive a cash payment equal to the product of (A) the quotient of (x) the dollar value (absent the SAR) of the portion of the LTIP Award being so redeemed and (y) the Base Price, and (B) the closing price (in Pounds
                        Sterling) of a Misys Ordinary Share as of the exercise date. With respect to each Participant, the SAR will terminate on the earlier of October 31, 2004 or the date on which the participant terminates employment (other than due to a termination "without cause" by the Company or a termination for "good reason" by the participant).

Effect of Termination   - Voluntary Termination (other than for Good Reason) and
of Employment           Termination for Cause: Participants will be paid out
                        their vested LTIP Awards (including interest), based on the amounts vested as of the end of the most recently completed LTIP Year.

                        - All Other Terminations (i.e., Death, Disability, Retirement, Termination without Cause; Termination with Good Reason): Participants will be credited with the pro rata portion of the LTIP accrual they would have received for the year in which termination occurs (based on months employed), in addition to their vested Award from any completed LTIP Year. In the case of a termination for Good Reason or without Cause, payment will not be accelerated unless the participant so elects, and participants will be permitted to continue to defer receipt of payment and will continue to be eligible for the SAR.

Basic Features:         - Payments under the LTIP will be in addition to the
                        Company's regular annual bonus.

                        - The terms of the LTIP may be modified with the consent of the Misys Board if advantageous tax results may be achieved without changing the material provisions of the LTIP.


                                        4
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Beckstrom Provisions    - If Beckstrom remains employed through the end of Year
                        1 (May 31, 2000), any subsequent termination by him (other than for "Cause") will be deemed to be for "Good Reason".

                        - If Beckstrom quits after Year 1, but before the end of Year 2, he shall be deemed to have continued in employment through the end of Year 2, except that his Award shall only relate to 20% of the amount credited to the Pool after Year 2 (rather than 40%).

Beckstrom and Gilbert   - During the 3 year performance period, neither
bonuses and initial     Beckstrom nor Gilbert will receive a separate annual
salaries                bonus.

                        - The starting salaries for both Beckstrom and Gilbert will be set at $250,000 to continue until May 31, 2000.


                                        5
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EXAMPLES


1. A Participant remains employed through Year 3. The cumulative Profit through Year 3 is $35,821,500. The total Pool accrual would be $8,000,000, of which 100% is vested. The Participant's Award is equal to his applicable percentage times the vested amount in the Pool.

2. Same case, except the cumulative Profit is $40,000,000. Since the results fall between the "targets" of $35,821,500 and $42,765,360, the pool accrual would be similarly pro rated between the $8,000,000 and $12,800,000 Maximum Payouts (i.e., $10,888,422). [8,000,000 +
      (40,000,000-35,821,500)/(42,765,360-35,821,500) X (12,800,000-8,000,000)
      = 10,888,422.]

3. A Participant quits after Year 2 (but before the end of Year 3). The vested percentage of the Pool is 40%. The cumulative Profits through Year 2 are $12,869,000. At that same level of performance through Year 3, the LTIP pool accrual would have been $8,000,000. The participant would receive his applicable percentage of $3,200,000 (40% of $8 million).

4. A Participant remains employed through Year 3. The cumulative Profits through Year 2 were $16 million and the cumulative Profits through Year 3 were $24 million. Since the vested percentage in the Pool after Year 2 (40% x $19,200,000) exceeds the amount which would be vested after Year 3 (100% x $3,200,000), no additional amount has vested in Year 3. Accordingly, the vested portion of the Pool after Year 3 remains $7.68 million. The Participant is entitled to his allocable percentage of that amount.

5. David Gilbert quits after Year 2 (but before the end of Year 3). Year 1 Profits were $4 million and the cumulative Profits through Year 2 were $5 million. Since no amount was credited to the Pool with respect to Year 2, the vested portion of the Pool remains $320,000 (the amount which was vested after Year 1 (20% X $1,600,000)). David is entitled to his applicable percentage of the Pool -- i.e., $100,000 (31.25% of $320,000).

6. Same as #5, except Rod Beckstrom is the Participant. Since the termination is deemed to be for Good Reason, Rod will also be entitled to a pro-rata portion of the Year 3 LTIP accrual (if any), based on the number of months he was employed during Year 3 prior to termination.


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              MOXIE - LONG TERM INCENTIVE PLAN ("LTIP") AWARD CHART

                       Year 1                         Year 2                               Year 3
                  -----------------      --------------------------------     --------------------------------
CAGR              Annual/Cumulative          Annual          Cumulative           Annual          Cumulative       MAXIMUM PAYOUT
                  -----------------      --------------    --------------     --------------    --------------     --------------
Less than 30%       $          --        $           --    $           --     $           --    $           --     $           --
 30%                $3,674,000.00        $ 4,776,200.00    $ 8,450,200.00     $ 6,209,060.00    $14,659,260.00     $ 1,600,000.00
 60%                $3,674,000.00        $ 5,878,400.00    $ 9,552,400.00     $ 9,405,440.00    $18,957,840.00     $ 2,400,000.00
 90%                $3,674,000.00        $ 6,980,600.00    $10,654,600.00     $13,263,140.00    $23,917,740.00     $ 3,200,000.00
120%                $3,674,000.00        $ 8,082,800.00    $11,756,800.00     $17,782,160.00    $29,538,960.00     $ 4,800,000.00
150%                $3,674,000.00        $ 9,185,000.00    $12,859,000.00     $22,962,500.00    $35,821,500.00     $ 8,000,000.00
180%                $3,674,000.00        $10,287,200.00    $13,961,200.00     $28,804,160.00    $42,765,360.00     $12,800,000.00
210% or more        $3,674,000.00        $11,389,400.00    $15,063,400.00     $35,307,140.00    $50,370,540.00     $19,200,000.00

*** NOTE: ALL DOLLAR FIGURES LISTED ABOVE AS PROFITS TARGETS (AND REFERENCED IN THE LTIP TERM SHEET) ARE FOR ILLUSTRATION PURPOSES ONLY SINCE THEY WERE CALCULATED BASED ON CALENDER YEAR ASSUMPTIONS. THE ACTUAL PROFITS TARGETS FOR PURPOSES OF THE LTIP WILL BE ADJUSTED TO REFLECT A MAY 31 FISCAL YEAR.